

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Brian Mitts
Chief Financial Officer
NexPoint Real Estate Finance, Inc.
300 Crescent Court, Suite 700
Dallas, Texas 75201

> **Re: NexPoint Real Estate Finance, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2023**
> **File No. 333-276177**

Dear Brian Mitts:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction

cc: Charles T. Haag